Filed by Alcatel
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                      Subject Company: Lucent Technologies, Inc.
                                                   Commission File No. 001-11639




The Agreement and Plan of Merger, dated April 2, 2006, by and between Alcatel and Lucent Technologies, Inc., was filed by Alcatel under cover of Form 6-K today and is incorporated by reference into this filing.